July 21, 2015

VIA EDGAR

Ryan Adams

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Vapor Corp.
Registration Statement on Form S-1
File No. 333-204599

Dear Mr. Adams:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, as underwriter of the proposed offering, hereby joins the request of Vapor Corp. that the effective date of the above-referenced Registration Statement on Form S-1 be declared effective at 4:30 p.m. (Washington, D.C. time) on Thursday, July 23, 2015, or as soon as practicable thereafter.

In connection with the proposed offering of the Company’s securities, copies of the preliminary prospectuses dated July 10, 2015 were distributed to the following persons in the following approximate amounts:

To Whom Distributed	Number of Copies

Institutions	16
Syndicate	2
Individuals	1,057
Total	1,075

We have complied and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Sincerely,
Dawson James Securities, Inc.

By:	/s/ Robert D. Keyser, Jr.
Name:	Robert D. Keyser, Jr.
Title:	Chief Executive Officer